Exhibit 99.2

 Check-Cap Files CE Mark Registration for C-Scan®  September 27, 2017

 Safe Harborstatement  Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on March 9, 2017, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   *

Highlights

C-Scan Overview

- Ingestible capsule system for preparation-free colorectal cancer (CRC) screening, submitted for CE Mark approval

- Patient friendly: short and autonomous procedure, no change in patient diet and lifestyle

Clinical study, major outcomes

- Positive safety profile
  - Capsule well tolerated, no C-Scan related serious adverse events
  - Ultra-low radiation dose of 0.05 mSv (average)

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Highlights

Clinical study, major outcomes (continued)

- Performance: clinical feasibility and clinical utility[1]
  - 44% sensitivity, 89% specificity for detection of patients with polyps (n=45)
  - Strong correlation between scanning coverage and polyp detection (R-squared=0.98)
    - 78% sensitivity, 90% specificity when >50% of the colon was scanned (p=<0.05)
    - 100% sensitivity, 86% specificity with over 70% of the colon scanned (p=<0.05)

CE Mark registration paves way for EU and US markets

- Continue clinical & system optimization program to achieve consistently high colon scanning coverage
  - Advanced C-Scan version underway in clinical evaluation
- H118: EU post-market study initiation
- H118: US Pilot study initiation
- Evaluate marketing and commercialization paths throughout 2018

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[1] In Europe, stool testing is the primary CRC screening test; sensitivity for advanced adenomas ranges from 22% to 40%

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 Screening in the U.S. and EUa substantially underused strategy  Sources: CDC NHIS survey results as published in the CDC’s MMWR between 2006 and 2017 Radiology,. 2017, Ahead of Print, https://doi.org/10.1148/radiol.2017170924 (Smith)   goal  Screening rates  Ages ≥ 50   EU  U.S.  *

CE Mark Clinical Performance
Study parameters

Device technology	✓ C-Scan system (current version)
Objectives	✓ Safety ✓ Clinical performance of preparation-free C-Scan system detection of patients with polyps
Subjects	66 patients enrolled ✓43 with un-resected polyps ✓23 average-risk
Site locations	Israel (3 sites)
Procedures	✓ 63 patients completed the C-Scan procedure ✓ 45 patients included in analysis for polyps ✓ All received stool testing and confirmatory colonoscopy
Case review	Colonoscopy performed by independent investigator Central reviewers (including 1 independent MD) reviewed all C-Scan cases (blinded to colonoscopy results) Colonoscopy and C-Scan results adjudicated by independent MD

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CE Mark Clinical Performance Study
Safety

- 52 ± 32 hours average transit time with no change in routine or diet
- 0.05 mSv average radiation dosage
  - abdominal CT scan dose exposure is ~6.0 mSv
- No device related serious adverse events
- Minor anticipated adverse events
  - Soft stool, abdominal cramps, headache
  - 1 case of skin irritation (under the track)
  - All resolved in a short period of time and without any medical intervention

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 CE Mark Clinical Performance StudyC-Scan clinical performance  Effective coverage  Sensitivity  Specificity  Subjects  All analyzed procedures  44%  89%  45  >20%  55%  89%  35  >50%  78% (p<0.05)  90%  19  >70%  100% (p<0.05)  86%  12  r2 = 0.98  *

New C-Scan Version
Short-term development objectives

Enhanced performance through:

- Consistent colon scan coverage
  - More efficient power management
  - Scan Control Algorithm optimization
  - Improved tracking accuracy
  - Implementation (mostly software) and clinical testing underway
- Improved system manufacturing processes

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Developmentmilestones  * Capital and strategic partner dependent   Initiate clinical study for CE Marking - safety and clinical performance  CE Mark submission  U.S. Pilot Trial   H117  H217  U.S. Pivotal Trial initiation - safety and effectiveness  OUS Post Market Study   EU launch*  H118  H218  √  √  *  H119

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